UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pieris Pharmaceuticals, Inc.

File No. 333-190728 - CF#31920

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Pieris Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 8-K filed on December 18, 2014, as modified by the same agreements refiled with fewer redactions as exhibits to the Form 10-K filed on March 30, 2015.

Based on representations by Pieris Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3 to Form 8-K filed December 18, 2014 through February 17, 2025
Exhibit 10.5 to Form 8-K filed December 18, 2014 through February 17, 2025

Exhibit 10.4 to Form 10-K filed March 30, 2015 through February 17, 2025
Exhibit 10.7 to Form 10-K filed March 30, 2015 through February 17, 2025
Exhibit 10.8 to Form 10-K filed March 30, 2015 through February 17, 2025
Exhibit 10.9 to Form 10-K filed March 30, 2015 through February 17, 2025
Exhibit 10.10 to Form 10-K filed March 30, 2015 through February 17, 2025

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary